November 8, 2017
Jennifer Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TerraForm Power, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2016 Staff Comment dated October 26, 2017 File No. 001-36542

Dear Ms. Thompson:
Set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 26, 2017. The comment was provided in connection with the Company’s original response, dated October 11, 2017, to the Commission’s comments provided by the Staff by letter, dated September 27, 2017 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 filed July 21, 2017 and Item 2.02 Form 8-K filed July 21, 2017. For your convenience, we have included the text of the Staff’s comment below and have keyed our response accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements for the Fiscal Year Ended December 31, 2016

19. COMMITMENTS AND CONTINGENCIES, page 202

1.
Comment: We have read your response to comment 13. Please explain to us in further detail your basis under GAAP for not recording the entire $14.8 million loss during the fiscal year ended December 31, 2016. In doing so, clarify for us why the conditional settlement offer you entered into with Chamblee would not cause you to meet the probable and estimable criteria for the full amount of the loss under ASC 450-20-25-2. Summarize for us the written terms of the conditional settlement offer and tell us if the offer will be contractually terminated or canceled if you do not receive formal commitments from the insurers to fund their share of the settlement.

Response: The Company’s basis for not recording the entire $14.8 million loss (the “Settlement Amount”) during the fiscal year ended December 31, 2016 is that the Settlement Amount does not represent an amount of probable loss to the Company under ASC 450-20-25-2.  The settlement offer that was entered into with Chamblee is expressly conditioned upon the approval of and funding by the

Securities and Exchange Commission
November 8, 2017

Company insurers, up to an amount acceptable to the Company.  Until the Company receives assurances from its insurers that they will contribute such amount, the Settlement Amount is not considered to be probable.   Under the terms of the conditional settlement offer if the Company does not receive approval by and funding from its insurers for an acceptable portion of the Settlement Amount, the settlement offer terminates.  If the conditional settlement offer fails for any reason, including because the insurers do not make the requisite contribution to the Settlement Amount, the Company would continue to vigorously contest this claim.  Regardless of whether the Settlement Amount ever becomes due and payable, the Company has recorded a probable loss of $1.1 million, being the amount that the Company would be prepared to fund to settle the Chamblee matter out of its own funds.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions or additional comments with respect to the foregoing, please contact me at (857) 891-3235 or by email (mberger@terraform.com).

Very truly yours,

/s/ Matthew Berger

Matthew Berger
Chief Financial Officer

cc:    Robert Babula
Andrew Blume
Danilo Castelli, Esq.
Lilyanna Peyser, Esq.
(Securities and Exchange Commission)
Andrea Rocheleau, General Counsel
(TerraForm Power, Inc.)